UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

TARRANT APPAREL GROUP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

876289 10 9

(CUSIP Number)

GERARD GUEZ

9000 SUNSET BOULEVARD, PENTHOUSE

LOS ANGELES, CALIFORNIA 90069

(323) 881-0335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy To:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

April 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876289 10 9	13D	Page 2 of 9 Pages

1	Name Of Reporting Person Gerard Guez
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds (see Instructions) BK, PF, SC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 12,783,084 (1)
8 Shared Voting Power 0
9 Sole Dispositive Power 12,783,084 (1) (2)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,783,084 (1) (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 36.8% (3)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1)	Includes 2,666,668 shares which may be acquired by Mr. Guez upon exercise of stock options.

(2)	Mr. Guez has pledged an aggregate of 3,691,565 of such shares to financial institutions to secure the repayment of loans to Mr. Guez or corporations controlled by Mr. Guez.

(3)	The percentage is calculated based on 32,043,763 shares of common stock outstanding as of March 24, 2008, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

CUSIP No. 876289 10 9	13D	Page 3 of 9 Pages

1	Name Of Reporting Person Todd Kay
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds (see Instructions) BK, PF, SC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 4,895,999 (1)
8 Shared Voting Power 0
9 Sole Dispositive Power 4,895,999 (1)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,999 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 14.2% (2)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1)	Includes 2,333,332 shares which may be acquired by Mr. Kay upon exercise of stock options.

(2)	The percentage is calculated based on 32,043,763 shares of common stock outstanding as of March 24, 2008, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Schedule 13D	Page 4 of 9 Pages
Tarrant Apparel Group

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Tarrant Apparel Group, a California corporation (the “Company”), which has its principal executive offices at 3151 East Washington Boulevard, Los Angeles, California 90023.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Gerard Guez (“Guez”) and Todd Kay (“Kay” and, collectively with Guez, the “Reporting Persons”). The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

This Schedule 13D amends and restates in its entirety the Schedule 13G of Guez, as last amended by Amendment No. 7 to Schedule 13G filed with the SEC on February 13, 2008. This Schedule 13D also amends and restates in its entirety the Schedule 13G of Kay, as last amended by Amendment No. 5 to Schedule 13G filed with the SEC on February 13, 2008.

(b)	The principal business address of Guez is 9000 Sunset Boulevard, Penthouse, Los Angeles, CA 90069. The principal business address of Kay is c/o Tarrant Apparel Group, 3151 East Washington Boulevard, Los Angeles, California 90023.

(c)	The present principal occupation of Guez is Chairman and Interim Chief Executive Officer of the Company. The present principal occupation of Kay is Vice Chairman of the Company.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired from the Company at its formation, through open market and privately negotiated purchases using personal funds, or through their service as an officer or director of the Company.

The Reporting Persons anticipate that funding for the proposed transaction described in Item 4 will be obtained through third party debt financing currently being negotiated by the Reporting Persons that, together with other funds available to them and, potentially, available funds of the Company, will be sufficient to consummate any such transaction. To the extent any amounts are due or may be paid by the

Schedule 13D	Page 5 of 9 Pages
Tarrant Apparel Group

Reporting Persons or the Acquisition Company (as defined in Item 4 below) or the surviving corporation in connection with any such financing following the consummation of the Acquisition (as that term is defined in Item 4 below) described in Item 4 below (for example, funds necessary to consummate the Acquisition and certain transaction fees and expenses), such funds may be paid from generally available working capital of the surviving corporation.

The Reporting Persons are in discussions regarding financing for the Acquisition; however, the Reporting Persons have not obtained any financing commitment or agreed to any financing terms. The Reporting Persons or the Acquisition Company intends to repay any amounts borrowed in connection with the Acquisition through the generally available corporate funds of the surviving corporation after the consummation of the Acquisition.

Financing for the Acquisition remains subject to further negotiation, and the Reporting Persons can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them.

Item 4. Purpose of Transaction.

On April 25, 2005, the Reporting Persons submitted a non-binding proposal (the “Proposal”) for a going-private transaction to the Company’s Board of Directors (the “Board of Directors”). A copy of the Proposal Letter is being filed herewith as Exhibit 7.01. The Reporting Persons expect that the Board of Directors will form a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

As described in the Proposal Letter, the Proposal contemplates the possible formation of a new entity designed for the purpose of effecting the transactions contemplated by the Proposal (the “Acquisition Company”). The Reporting Persons’ current intention with respect to the structure of the Proposed Transaction is to merge the Acquisition Company with the Company, pursuant to which the Company’s shareholders that own all of the outstanding shares of the Company’s Common Stock not currently owned by the Reporting Persons would receive a price per share of $0.80 payable in cash (the “Acquisition”). If the proposed Acquisition is completed, the Common Stock would be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and the Common Stock would be delisted from the NASDAQ Global Market.

The Proposal is subject to negotiation of structure and definitive documentation and the approval of the Acquisition by the Special Committee and the Board of Directors and the shareholders of the Company, and the Proposal shall not create any agreement, arrangement or understanding between the Reporting Persons or other parties with respect to the Company or the Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by the Company and all other appropriate parties.

The foregoing is a summary of the Reporting Persons’ current proposal and should not be construed as an offer to purchase shares of the Company’s Common Stock. Neither the Company nor the Reporting Persons is obligated to pursue or to complete the Acquisition. The Reporting Persons reserve the right to modify their proposal in any way as a result of negotiations or to withdraw the Proposal at any time. The Reporting Persons beneficially own approximately 51% of the total outstanding votes of the Common Stock entitled to vote on the Proposal as a single class (including in such percentage calculation 5,000,000 shares that may be acquired upon the exercise of stock options at a weighted average exercise

Schedule 13D	Page 6 of 9 Pages
Tarrant Apparel Group

price of $6.36 per share), and intend to vote for the Proposal and will not agree to any other transaction involving their stake in the Company.

The foregoing is a summary of the Reporting Persons’ current proposal and should not be construed as an offer to purchase shares of Common Stock. A proxy statement will be distributed to stockholders if and when definitive documentation is entered into by the Company and all other appropriate parties. Shareholders should read the Company’s proxy statement and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Acquisition Company or its affiliates with respect to the Proposal and the merger, free of charge at the SEC’s web site, www.sec.gov.

Other than as set forth in the Proposal Letter, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)	Guez beneficially owns 12,783,084 shares of Common Stock, which represents 36.8% of the Common Stock, and includes 2,666,668 shares of Common Stock that may be acquired by Guez upon exercise of stock options at a weighted average exercise price of $6.81 per share.

Kay beneficially owns 4,895,999 shares of Common Stock, which represents 14.2% of the Common Stock, and includes 2,333,332 shares of Common Stock that may be acquired by Kay upon exercise of stock options at a weighted average exercise price of $5.85 per share.

The percentage of the Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon 32,043,763 shares of common stock outstanding as of March 24, 2008, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(b)	Guez has the sole power to vote and dispose of 12,783,084 shares of Common Stock, except as follows: Guez has pledged an aggregate of 3,691,565 shares of Common Stock to financial institutions and individuals to secure the repayment of loans to Guez or companies controlled by Guez. If Guez defaults in his obligations under these loan agreements, the pledgee may acquire voting and dispositive control over the shares pledged by Guez.

Kay has the sole power to vote and dispose of 4,895,999 shares of Common Stock.

Schedule 13D	Page 7 of 9 Pages
Tarrant Apparel Group

(c)	Except as provided in Item 3 and Item 4 above, none of the Reporting Persons has effected any transactions in any shares of Common Stock of the Company during the past 60 days.

(d)	Other than Guez, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Guez, except as follows: Guez has pledged an aggregate of 3,691,565 shares of Common Stock to financial institutions and individuals to secure the repayment of loans to Guez or companies controlled by Guez. If Guez defaults in his obligations under these loan agreements, the pledgee may acquire voting and dispositive control over the shares pledged by Guez.

Other than Kay, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Kay.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Item 3, Item 4 and Item 5 of this Schedule 13D, which disclosure is incorporated herein by reference. Except as disclosed in Item 3, Item 4 and Item 5 of this Schedule 13D, and except as otherwise described in this Item 6, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Pursuant to that certain Co-Sale Letter Agreement, made and entered into as of June 16, 2006, Guez and Kay have agreed with Orpheus Holdings, LLC, a Delaware limited liability company (“Orpheus”), Midland National Life Insurance Company, an Iowa corporation (“MNLIC”) and North American Company for Life and Health Insurance, an Illinois corporation (“NACOLAH”), that such parties shall have the right to participate in certain proposed sales of Common Stock not involving a public offering by either Guez or Kay. Orpheus, MNLIC and NACOLAH are collectively entitled to participate in an amount up to 33.33% of the total sale. A copy of the Co-Sale Letter Agreement is attached as Exhibit 7.04 hereto and is incorporated by reference herein. The description of the Co-Sale Letter Agreement in this Schedule 13D is subject to, and qualified in its entirety by, the full text of the Co-Sale Letter Agreement.

The Reporting Persons have entered into a Joint Filing Agreement dated as of April 28, 2008, a copy of which is attached hereto as Exhibit 7.01 and incorporated herein by reference.

Schedule 13D	Page 8 of 9 Pages
Tarrant Apparel Group

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement, dated April 28, 2008, by and between Gerard Guez and Todd Kay.

Exhibit 7.02	Proposal Letter dated April 25, 2008.

Exhibit 7.03	Press Release dated April 28, 2008.

Exhibit 7.04	Co-Sale Letter Agreement, made and entered into as of June 16, 2006, among Gerald Guez, Todd Kay, Orpheus Holdings, LLC, North American Company for Life and Health Insurance and Midland National Life Insurance Company.

Exhibit 7.05	Non-Qualified Stock Option Agreement, dated October 13, 1998, between the Company and Gerard Guez.

Exhibit 7.06	Non-Qualified Stock Option Agreement, dated May 15, 2002, between the Company and Gerard Guez.

Exhibit 7.07	Non-Qualified Stock Option Agreement, dated May 28, 2003, between the Company and Gerard Guez.

Exhibit 7.08	Non-Qualified Stock Option Agreement, dated October 13, 1998, between the Company and Todd Kay.

Exhibit 7.09	Non-Qualified Stock Option Agreement, dated May 15, 2002, between the Company and Todd Kay.

Exhibit 7.10	Non-Qualified Stock Option Agreement, dated May 28, 2003, between the Company and Todd Kay.

Schedule 13D	Page 9 of 9 Pages
Tarrant Apparel Group

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 28, 2008	/s/ Gerard Guez
Gerard Guez

/s/ Todd Kay
Todd Kay